CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

(844) 935-2832

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,393,234

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 533,636

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,393,234

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,216,051 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,393,234

	9	Sole Dispositive Power 150,142

	10	Shared Dispositive Power 36,591,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,393,234

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.0% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,216,051 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the distributees of Ex-Sigma 2 LLC, plus 71,898 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,637,789

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,637,789

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,637,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 1,498,971 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,203,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,203,473

	9	Sole Dispositive Power 17,203,473

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,203,473

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,104 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,019,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,019,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,019,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 137,661 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Surinder Rametra

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,605,137

	9	Sole Dispositive Power 4,605,137

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,137

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.2% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 146,571 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pidgin Associates LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,308,025

	9	Sole Dispositive Power 3,308,025

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,308,025

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 144,973 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SoNino LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,334,946

	9	Sole Dispositive Power 3,334,946

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,334,946

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 140,318 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Beigam Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,071,836

	9	Sole Dispositive Power 3,071,836

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,836

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 134,210 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ron Cogburn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,125

	9	Sole Dispositive Power 372,125

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,125

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 12,830 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Person.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Shadow Pond LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,580,911

	9	Sole Dispositive Power 1,580,911

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,911

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 71,948 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SunRaj LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,078

	9	Sole Dispositive Power 2,225,078

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,078

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 35,162 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rifles Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,616,439

	9	Sole Dispositive Power 1,616,439

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,439

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 67,778 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Andrej Jonovic

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Serbia; Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 484,709

	9	Sole Dispositive Power 484,709

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,709

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 17,544 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kanwar Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 372,106

	9	Sole Dispositive Power 372,106

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 372,106

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 4,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Suresh Yannamani

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 533,892

	9	Sole Dispositive Power 533,892

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,892

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations plus 21,806 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jim Reynolds

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,387,782

	9	Sole Dispositive Power 52,836

	10	Shared Dispositive Power 3,334,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,782

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 140,318 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vik Negi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,625,658

	9	Sole Dispositive Power 44,747

	10	Shared Dispositive Power 1,580,911

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,658

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 71,948 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Matt Brown

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 145,626

	9	Sole Dispositive Power 145,626

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,626

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 5,238 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Srini Murali

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 120,036

	9	Sole Dispositive Power 120,036

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,036

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 3,224 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vitalie Robu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 249,381

	9	Sole Dispositive Power 249,381

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 249,381

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sanjay Kulkarni

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 63,442

	9	Sole Dispositive Power 63,442

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,442

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 1,538 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mark D Fairchild

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 48,323

	9	Sole Dispositive Power 48,323

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,323

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 939 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Shrikant Sortur

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,186

	9	Sole Dispositive Power 47,186

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,186

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 480 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Anubhav Verma

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,448

	9	Sole Dispositive Power 9,448

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,448

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 427 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Edward J. Stephenson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,977

	9	Sole Dispositive Power 8,977

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,977

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 406 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Eokesh Natarajan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,613

	9	Sole Dispositive Power 6,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 298 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Matt Reynolds

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,379

	9	Sole Dispositive Power 6,379

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,379

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 289 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Carlos Mallen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,670

	9	Sole Dispositive Power 5,670

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 257 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Olschanski

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,725

	9	Sole Dispositive Power 4,725

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,725

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.01% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,698,864 shares of Common Stock of the Issuer outstanding, as of September 30, 2019, as reported in the Issuer’s Form 10-Q, less 4,570,734 shares of Common Stock surrendered to the Issuer pursuant to the Appraisal Adjustment Mechanism and less 641,971 shares of Common Stock surrendered to the Issuer in connection with certain withholding obligations, plus 214 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by the Reporting Persons.

CUSIP No. 30162V102

The information in this Amendment No. 11 to Schedule 13D (this “Eleventh Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”) on June 20, 2018, Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019, Amendment No. 4 to Schedule 13D filed by the Amended Reporting Persons on June 26, 2019, Amendment No. 5 to Schedule 13D filed by the Amended Reporting Persons and each of SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (together with the Amended Reporting Persons, the “Second Amended Reporting Persons”) on July 8, 2019, Amendment No. 6 to Schedule 13D filed by the Second Amended Reporting Persons on July 18, 2019, Amendment No. 7 to Schedule 13D filed by the Second Amended Reporting Persons on October 30, 2019, Amendment No. 8 to Schedule 13D filed by the Second Amended Reporting Persons on November 27, 2019, Amendment No. 9 to Schedule 13D filed by the Second Amended Reporting Persons and Suresh Yannamani on February 27, 2020, and Amendment No. 10 to Schedule 13D filed by the Second Amended Reporting Persons and the Voting Agreement Joining Parties on February 26, 2020 (the “Prior Amendments”).

This Eleventh Amendment is filed to provide additional information on entities and individuals that have joined the group pursuant to Joinders to the Voting Agreement (the “Joinder to Second Voting Agreement”) by and among each of Mr. Mark D Fairchild, Mr. Sanjay Kulkarni, Mr. Shrikant Sortur, Mr. Anubhav Verma, Mr. Edward J. Stephenson, Mr. Eokesh Natarajan, Mr. Matt Reynolds,  Mr. Carlos Mallen, and Mr. Mark Olschanski (collectively the “Second Voting Agreement Joining Parties”) and certain of the Second Amended Reporting Persons (collectively, the “Reporting Persons”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

The principal address of Mr. Mark D Fairchild is 505 E Bethel School Road, Coppell, TX 75019.  The principal occupation of Mr. Fairchild is serving as the President of Exela Smart Office.  Mr. Fairchild is a citizen of the United States.

The principal address of Mr. Sanjay Kulkarni is 201 Ocean Avenue, 1705P, Santa Monica, CA 90402.  The principal occupation of Mr. Kulkarni is serving as the Chief Technology Officer of the Issuer.  Mr. Kulkarni is a citizen of the United States.

The principal address of Mr. Shrikant Sortur is 42579 Beechwood Drive, Sterling Heights, MI 48314.  The principal occupation of Mr. Sortur is serving as the Executive Vice President, Global Finance of the Issuer.  Mr. Sortur is a citizen of the United States.

The principal address of Mr. Anubhav Verma is 7970 Chase Ave, Los Angeles, CA 90045.  The principal occupation of Mr. Verma is serving as the Senior Vice President, Finance of the Issuer.  Mr. Verma is a citizen of India.

The principal address of Mr. Edward J. Stephenson is 3990 Pillar Road, Whitmore Lake, MI 48189.  The principal occupation of Mr. Stephenson is serving as the Senior Vice President of HOV Services.  Mr. Stephenson is a citizen of the United States.

The principal address of Mr. Eokesh Natarajan is 3365 Ellenboro Drive, Troy, MI 48083.  The principal occupation of Mr. Natarajan is serving as the SVP, Customer Relationship Management of the Issuer.  Mr. Natarajan is a citizen of the United States.

The principal address of Mr. Matt Reynolds is 679 Rivard Boulevard, Grosse Pointe, MI 48230.  The principal occupation of Mr. Reynolds is serving as the Vice President, Revenue Recognition of the Issuer.  Mr. Reynolds is a citizen of the United States.

The principal address of Mr. Carlos Mallen is 1307 WineCreek Court, Allen, TX 75002.  The principal occupation of Mr. Mallen is serving as the Senior Vice President, Human Resources for the Americas and Europe of the Issuer.  Mr. Mallen is a citizen of the United States.

The principal address of Mr. Mark Olschanski is 8530 Stonegate Drive, Northville, MI 48168.  The principal occupation of Mr. Olschanski is serving as the Senior Vice President, Infrastructure Technology of the Issuer.  Mr. Olschanski is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The last sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Each of the Voting Agreement Joining Parties, Mr. Kulkarni, Mr. Fairchild, and Mr. Sortur received shares as equity compensation in their roles as employees of the Issuer and pursuant to distributions from other equityholders. The remainder of the Second Voting Agreement Joining Parties received shares pursuant to distributions from other equityholders.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

HGM continues to believe that the Common Stock is undervalued at its current levels and is exploring means to continue to acquire increased beneficial and economic ownership of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 (a)-(b) of the Schedule 13D is hereby supplemented as follows:

(a)-(b)

Mr. Kulkarni directly owns 61,904 shares of Common Stock and 1,258 shares of Preferred Stock (convertible into 1,538 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Fairchild directly owns 47,384 shares of Common Stock and 768 shares of Preferred Stock (convertible into 939 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Sortur directly owns 46,706 shares of Common Stock and 393 shares of Preferred Stock (convertible into 480 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Verma directly owns  9,021 shares of Common Stock and 349 shares of Preferred Stock (convertible into 427 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Stephenson directly owns 8,571 shares of Common Stock and 332 shares of Preferred Stock (convertible into 406 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Natarajan directly owns 6,315 shares of Common Stock and 244 shares of Preferred Stock (convertible into 298 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Reynolds directly owns 6,090 shares of Common Stock and 236 shares of Preferred Stock (convertible into 289 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Mallen directly owns 5,413 shares of Common Stock and 210 shares of Preferred Stock (convertible into 257 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

Mr. Olschanski directly owns 4,511 shares of Common Stock and 175 shares of Preferred Stock (convertible into 214 shares of Common Stock), representing beneficial ownership of less than 0.01% of the Common Stock.

The last sentences of paragraphs 16 and 17 of Item 5 (a)-(b) of the Schedule 13D are hereby amended and restated as follows:

Pursuant to the Voting Agreement, HGM may direct each of the Reporting Persons and the Voting Agreement Joining Parties on the voting of their shares, and thus may be deemed to beneficially own 74,393,234, shares of Common Stock representing 50.0% of the Common Stock.

By virtue of his control of the Reporting Persons, Mr. Chadha may be deemed to beneficially own 74,393,234 shares of Common Stock representing 50.0% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On March 23, 2020, each of Mr. Mark D Fairchild, Mr. Sanjay Kulkarni, and Mr. Shrikant Sortur Mr. Anubhav Verma, Mr. Edward J. Stephenson, Mr. Eokesh Natarajan, Mr. Matt Reynolds, and Mr. Carlos Mallen entered into joinders to the Voting Agreement, whereby they each agreed to be bound by the terms of the Voting Agreement.

On March 24, 2020, Mr. Mark Olschanski entered in a joinder to the Voting Agreement, where he agreed to be bound by the terms of the Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Mark D Fairchild.

Exhibit 10.2: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Sanjay Kulkarni.

Exhibit 10.3: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Shrikant Sortur.

Exhibit 10.4: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Anubhav Verma.

Exhibit 10.5: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Edward J. Stephenson.

Exhibit 10.6: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Eokesh Natarajan.

Exhibit 10.7: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Matt Reynolds.

Exhibit 10.8: Joinder to Voting Agreement, dated March 23, 2020, by and among HGM and Mr. Carlos Mallen.

Exhibit 10.9: Joinder to Voting Agreement, dated March 24, 2020, by and among HGM and Mr. Mark Olschanski.

Exhibit 10.10: Schedule I to Voting Agreement.

Exhibit 99.1: Amended and Restated Joint Filing Agreement.

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Eleventh Amendment is true, complete and correct.

Dated: March 25, 2020

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

[Signature Page to 13D/A No. 11]

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

SONINO LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

BEIGAM TRUST

By:	/s/ Sarah Jonovic
Name: Sarah Jonovic
Title: Trustee

RIFLES TRUST

By:	/s/ Ajit Singh Chadha
Name: Ajit Singh Chadha
Title: Trustee

SUNRAJ LLC

By:	/s/ Sunil Rajadhyksha
Name: Sunil Rajadhyksha
Title: Manager

/s/ Andrej Jonovic
Andrej Jonovic

[Signature Page to 13D/A No. 11]

SHADOW POND LLC

By:	/s/ Vik Negi
Name: Vik Negi
Title: Manager

/s/ Ron Cogburn
Ron Cogburn

/s/ Kanwar Chadha
Kanwar Chadha

/s/ Surinder Rametra
Surinder Rametra

PIDGIN ASSOCIATES LLC

By:	/s/ Xin Cheng
Name: Xin Cheng
Title: Manager

/s/ Suresh Yannamani
Suresh Yannamani

/s/ Jim Reynolds
Jim Reynolds

/s/ Vik Negi
Vik Negi

/s/ Matt Brown
Matt Brown

/s/ Srini Murali
Srini Murali

/s/ Vitalie Robu
Vitalie Robu

/s/ Sanjay Kulkarni
Sanjay Kulkarni

/s/ Mark Fairchild
Mark Fairchild

/s/ Shrikant Sortur
Shrikant Sortur

[Signature Page to 13D/A No. 11]

/s/ Anubhav Verma
Anubhav Verma

/s/ Edward (Jim) Stephenson
Edward (Jim) Stephenson

/s/ Matt Reynolds
Matt Reynolds

/s/ Eokesh Natarajan
Eokesh Natarajan

/s/ Carlos Mallen
Carlos Mallen

[Signature Page to 13D/A No. 11]

/s/ Mark Olschanski
Mark Olschanski

[Signature Page to 13D/A No. 11]